UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)
Education Management Corporation
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
28140M103
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)

☒ Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28140M103	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	AlpInvest Partners CS Investments 2006 C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,236,850
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,236,850
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.57%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 28140M103	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,236,850
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,236,850
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.57%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 28140M103	Page 4 of 9 Pages

Schedule 13G

Item 1(a).	Name of Issuer:

Education Management Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

210 Sixth Avenue, 33rd Floor

Pittsburgh, PA 77056

Item 2(a)	Name of Persons Filing:

AlpInvest Partners CS Investments 2006 C.V. (“AlpInvest 2006”) and

AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.) (“AlpInvest IIA”)

The above-listed persons are referred to herein collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office:

c/o AlpInvest Partners N.V.

Jachthavenweg 118

1081 KJ Amsterdam

The Netherlands

Item 2(c)	Citizenship:

AlpInvest Partners CS Investments 2006 C.V. – Amsterdam, The Netherlands

AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.) – Amsterdam, The Netherlands

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e)	CUSIP Number:

28140M103

CUSIP No. 28140M103	Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable

Item 4.	Ownership
(a)	Amount beneficially owned:

Based on the relationships between the Reporting Persons, as described below, the Reporting Persons are collectively the beneficial owners of 2,236,850 shares of Common Stock, or approximately 1.57% of the Common Stock issued and outstanding. This calculation is based on 142,826,146 shares of Common Stock issued and outstanding as of February 12, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2009.

AlpInvest 2006 is the record holder of 2,212,468 shares of Common Stock. AlpInvest IIA is the record holder of 24,382 shares of Common Stock.

AlpInvest Partners 2006 B.V. is the sole general partner of AlpInvest 2006.

AlpInvest Partners N.V. is the sole managing director of each of AlpInvest Partners 2006 B.V. and AlpInvest IIA.

The Reporting Persons are subject to arrangements with respect to voting and investment power over the shares of Common Stock held by such Reporting Person which, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, may cause each Reporting Person to be deemed to share beneficial ownership of shares owned by any other Reporting Person. Each of the Reporting Persons

CUSIP No. 28140M103	Page 6 of 9 Pages

disclaims this beneficial ownership, except to the extent of its pecuniary interest therein.

(b)	Percent of class

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit 2

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

CUSIP No. 28140M103	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

ALPINVEST PARTNERS CS INVESTMENTS 2006 C.V.
By:	AlpInvest Partners 2006 B.V., its general partner
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO
ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN IIA B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS IIA C.V.)
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO

CUSIP No. 28140M103	Page 8 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value, of Education Management Corporation and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated: February 16, 2010

ALPINVEST PARTNERS CS INVESTMENTS 2006 C.V.
By:	AlpInvest Partners 2006 B.V., its general partner
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO
ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN IIA B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS IIA C.V.)
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title:Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title:Managing Partner, CFOO

CUSIP No. 28140M103	Page 9 of 9 Pages

EXHIBIT 2

ITEM 8 INFORMATION

Each of AlpInvest Partners CS Investments 2006 C.V. and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.) (collectively, the “AlpInvest Entities”) is a party to a Shareholders Agreement, dated as of October 7, 2009, by and among Education Management Corporation (the “Company”), Providence Equity Partners V L.P., Providence Equity Partners V-A L.P., Providence Equity Partners IV L.P., Providence Equity Operating Partners IV L.P. and PEP EDMC L.L.C., (collectively, the “PEP Investing Entities”), funds associated with The Goldman Sachs Group, Inc., funds associated with Leeds Equity Partners and funds associated with Citigroup Private Equity LP and Fisher Lynch Co-Investment Partnership, L.P., Ontario Teachers’ Pension Plan Board and General Electric Pension Trust (the “Shareholders Agreement” and all such shareholders, collectively, the “Shareholder Agreement Parties”).

The Shareholders Agreement provides that certain of the PEP Investing Entities and certain of the funds associated with The Goldman Sachs Group, Inc. will each have the right to designate up to two of the Company’s directors and certain of the funds associated with Leeds Equity Partners will have the right to designate one of the Company’s directors. Subject to certain exceptions, the Shareholders Agreement requires all Shareholder Agreement Parties to vote their shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) for directors that are designated in accordance with the provisions of the Shareholders Agreement. The Shareholders Agreement also contains certain provisions regarding transfer restrictions, drag-along rights and tag-along rights with respect the shares of Common Stock owned by the Shareholder Agreement Parties.

The aggregate number of shares of Common Stock beneficially owned collectively by fund associated with The Goldman Sachs Group, Inc., funds associated with Providence Equity Partners and funds associated with Leeds Equity Partners (collectively, the “Significant Holders”), based on available information, is 105,018,466, which represents approximately 73.5% of the outstanding Common Stock and the aggregate number of shares of Common Stock beneficially owned collectively by the Significant Holders and other parties to the Shareholders Agreement, based on available information, is 117,792,522, which represents approximately 82.5% of the outstanding Common Stock.

The share ownership reported for the AlpInvest Entities does not include any shares of Common Stock owned by the other Shareholder Agreement Parties, except to the extent disclosed in this Schedule 13G. Each of the AlpInvest Entities disclaims beneficial ownership of any shares of Common Stock owned by the other Shareholder Agreement Parties, except to the extent disclosed in this Schedule 13G.

See also, Item 4.